

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2023

Suqin Li
Chief Executive Officer
Majestic Ideal Holdings Ltd
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon, Hong Kong

> **Re: Majestic Ideal Holdings Ltd**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed October 31, 2023**
> **File No. 333-271502**

Dear Suqin Li:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 26, 2023 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed October 31, 2023

General

1.   We note the disclosure on page 5 and elsewhere in your amendment that "On May 11, 2023, the Company submitted the filing materials to the CSRC, and the Company subsequently obtained approval from the CSRC on July 24, 2023. However, the Company may need to update the filing materials if any of the aforementioned material matters occurs." Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

   Please contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Lawrence S. Venick, Esq.